Commission File No. 1-08346

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of March 2004

Commission File No. 1-08346

TDK CORPORATION
(Translation of registrant’s name into English)

13-1, Nihonbashi 1-chome, Chuo-ku, Tokyo 103-8272, Japan
(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	x	Form 40-F

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	x

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

TDK Corporation
(Registrant)

March 5, 2004
	BY:	/s/ Noboru Hara

Noboru Hara
General Manager
General Administration Department

TDK Corporation
1-13-1, Nihonbashi, Chuo-ku,
Tokyo, 103-8272 Japan
Tel: 81-3-5201-7100
Fax: 81-3-5201-7110

March 5, 2004

Notice of Record Date for Term — End Dividend
and Amount of Proposed Dividend

     Pursuant to Section I paragraph 8 of the undertaking of the Company dated 1982, which was submitted to the New York Stock Exchange, Inc. (“NYSE”) in connection with the listing of shares of Common Stock of the Company on NYSE, set forth below are the record date for the proposed payment of a dividend and the estimated amount of the said dividend, subject to the resolution of the 108th Ordinary General Meeting of Stockholders scheduled to be held at the end of June.

•	Record date:	March 31, 2004 (Japan Time)

•	Estimated amount of proposed dividend subject to as aforesaid:	Yen 30.00 per share of Common Stock

•	The amount of the proposed year-end dividend set out above is very roughly estimated. Neither the Company nor any of the Directors make any warranty, representation or guarantee whatsoever that the said amount will in fact be approved at the aforesaid Ordinary General Meeting of Stockholders.

•	Payment commencement date:	June 30, 2004 (Japan Time)